82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030502

REGISTRANT'S NAME Emerald Isle Resources

*CURRENT ADDRESS ______________________

____

____

**FORMER NAME ______________________

PROCESSED

**NEW ADDRESS ______________________

APR 11 2002

THOMSON FINANCIAL

____

____

FILE NO. 82- 1456 FISCAL YEAR 10-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 3/7/01

FORM 51-901F (FORMERLY FORM 61)

QUARTERLY REPORT

INCORPORATED AS PART OF *Schedules B & C*

ISSUER DETAILS

NAME OF ISSUER	***Emerald Isle Resources Inc.***
ISSUER ADDRESS	*106 Fielding Rd, Lively, Ont., Can., P3Y 1L5*
ISSUER PHONE NUMBER	*705-682-9234*
ISSUER FAX NUMBER	*705-682-2447*
CONTACT PERSON	*D.A. Dupuis*
CONTACT'S POSITION	*Secretary*
CONTACT PHONE NUMBER	*705-682-9234*
FOR QUARTER ENDED	***October 31, 2001***
DATE OF REPORT	*January 28, 2002*

CERTIFICATE

SCHEDULES B&C REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED, AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR	SIGNED	DATE SIGNED
Edward W. Helfrick	*"Edward W. Helfrick"*	*January 28, 2002*
Edward J. Blanchard	E. Blanchard	*January 28, 2002*

Schedule A - Financial Statements

The audited financial statements for the fifteen months ended October 31, 2001 are attached.

Schedule B - Supplementary Information

1. The breakdown of deferred exploration expenditures is included in Schedule A.

2. Related party transactions are disclosed in Schedule A.

3. (a) Securities issued during the period are detailed in Schedule A.
   (b) There were 100,000 employees' options granted October 12, 2001 at $0.15 per share. The options expire October 12, 2003.

4. (a) The company's authorized capital consists of 100,000,000 common shares.
   (b) The company's number and recorded value for shares issued and outstanding is as follows:

	# of Shares	2001
For cash	5,789,530	$ 1,573,184
Flow-through shares	1,281,540	901,978
For property	1,100,000	481,500
For services	270,000	
For debt settlement	27,145	10,039
	8,468,215	2,966,701
Issued during the year		
- for cash consideration	750,000	75,000
	9,218,215	$ 3,041,701

   (c)
   - 469,900 directors' options at $0.15 exercisable on or before June 25, 2004.
   - 100,000 employees' options granted Oct. 12, 2001 at $0.15; expiry Oct. 12, 2003.
   - 2,700,000 non-transferable half-share purchase warrants entitling the holder to purchase one common share for every two warrants at a price of $0.15 during the first year and at $0.17 during the second year. The warrants expired Aug. 18, 2001.
   - 750,000 half-share purchase warrants entitling the holder to purchase one common share for every two warrants at a price of $0.10. The warrants expire Aug. 28, 2002.

   (d) There are 375,000 shares held in escrow.

5. At the date of this report, the directors and officers of the company are as follows:

   Blanchard, Edward J., President & Director
   Dupuis, Debra A., Corporate Secretary
   Helfrick, Edward W., Director
   Smith, Harvey, Director

Breton property. Terms and conditions of the joint venture are currently under negotiation. The Company has received a non-refundable deposit of $25,000. Under the terms of the letter of intent, the final form of agreement must be completed and closing must take place, by the end of January 2002, unless extended by Emerald Isle Resources Inc.

In December 2001, the Company also announced that it had granted a private, Ontario-based exploration company the option to acquire an 80% interest in seventeen unpatented gold mining claims in Chester Twp., Ontario. The Company has received a $15,000. deposit, and in order to keep the option in good standing and to acquire its interest, the optionee must pay $15,000. per year for the next 4 years. The optionee must also incur $200,000. In qualified exploration expenditures by August 31, 2005. Upon payment in full of the option price, which may be accelerated at the optionee's discretion, the Company and the optionee shall enter into a joint venture, with the objective of exploiting the property. The Company will participate in the management of the project, but will have no obligation to contribute any funds in order to retain its 20% interest.

Emerald Isle Resources Inc. holds a one-third interest in EcoSource Garnet, Inc. ("Eco"), the owner of an almandine garnet deposit in Street Township, Ontario. The garnet project requires funds to complete Phase II of the project, which involves boosting the garnet pilot processing plant, constructed during Phase I and not currently in operation, to commercially-feasible production levels, and integrating the production of mica with garnet abrasive production. The project's mission is to provide for sale garnet abrasives for water-jet cutting and sand-blast applications, and ground mica for various industrial applications.

Efforts to raise project funds continue.

During the period covered in this report, 469,900 options were re-priced from $0.32 to $0.15 per share. All other terms of the option agreements, which expire June 25, 2004, remain unchanged.

In October 2001, the Company granted to certain employees an option to purchase, in the aggregate, up to 100,000 common shares in the capital stock of the Company at a price of $0.15, exercisable up to and including October 12, 2003.

The 2,700,000 half-share purchase warrants issued in August 1999 expired during the period.

In September 2001, the Company completed a private placement of 750,000 Units at a price of $0.10 per Unit, each Unit consisting of one common share in the capital stock of the company and one non-transferable half-share purchase warrant, entitling the holder to purchase an additional common share for every two half-share purchase warrants at a price of $0.10 per share. The warrants expire August 28, 2002.

Also during the reporting period, the year end of the company was changed to October 31, effective October 31, 2001.

Investor Relations - There were no investor relations arrangements or contracts entered into by the Issuer during the period.

AUDITOR'S REPORT

82-1456

To the Shareholders of **EMERALD ISLE RESOURCES INC.**

I have audited the balance sheets of **EMERALD ISLE RESOURCES INC.** as at October 31, 2001, and July 31, 2000 and the statements of earnings, retained earnings and cash flows for the periods then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the company as at October 31, 2001 and July 31, 2000 and the results of its operations and cash flows for the periods then ended in accordance with generally accepted accounting principles.

Edward A Jakubo

Chartered Accountant.

Sudbury, Ontario
January 21, 2002.

EMERALD ISLE RESOURCES INC.

(Incorporated under the laws of the British Columbia)
BALANCE SHEET

AS AT OCTOBER 31, 2001
(with comparative figures as at July 31, 2000)

			2001		2000
	ASSETS				
CURRENT ASSETS					
Cash		$	17,813	$	103,086
Accounts receivable			2,259		2,339
Prepaid expenses	*-note 4*		7,686		7,403
			27,758		112,828
CAPITAL ASSETS	*-notes 1, 2 & 4*		216,243		245,543
OTHER ASSETS					
Deferred mineral property expenditures	*-notes 1, 2 & 3*		908,268		876,183
Mineral property acquisitions	*-notes 1, 4 & 5*		722,582		710,458
Advances to joint venture	*-note 1*		4,222		3,423
Deferred development expenditures	*-notes 1, 4 & 7*		393,870		330,743
			2,028,942		1,920,807
TOTAL ASSETS		$	2,272,943	$	2,279,178

Approved on behalf of the Board

Sgd."Edward Helfrick"

The accompanying notes are an integral part of these financial statements.

EDWARD A. JAKUBO, CHARTERED ACCOUNTANT

EMERALD ISLE RESOURCES INC.

(Incorporated under the laws of the British Columbia)
BALANCE SHEET

AS AT OCTOBER 31, 2001
(with comparative figures as at July 31, 2000)

			2001		2000
LIABILITIES					
CURRENT LIABILITIES					
Accounts payable and accrued liabilities		$	93,675	$	28,610
Long-term debt due within one year	*-note 4*		6,667		6,667
			100,342		35,277
LONG-TERM LIABILITIES					
Loan payable	*-note 4*		30,000		37,222
Principal payments due within one year			6,667		6,667
			23,333		30,555
OTHER LIABILITIES					
Advances from related parties	*-note 4*		69,217		102,634
Advances from shareholders	*-note 4*		48,168		103,743
			117,385		206,377
TOTAL LIABILITIES			241,060		272,209
SHAREHOLDERS' EQUITY					
CAPITAL STOCK					
Issued and fully paid	*-note 8*		3,041,701		2,966,701
RETAINED EARNINGS (DEFICIT)			(1,009,818)		(959,732)
TOTAL SHAREHOLDERS' EQUITY			2,031,883		2,006,969
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$	2,272,943	$	2,279,178

82-1456

The accompanying notes are an integral part of these financial statements.

EMERALD ISLE RESOURCES INC.

STATEMENT OF EARNINGS AND RETAINED EARNINGS

FOR THE FIFTEEN MONTHS ENDED OCTOBER 31, 2001
(with comparative figures for the year ended July 31, 2000)

			2001		2000
REVENUE	*-note 4*				
Mineral claim options		$	15,000	$	NIL
EXPENSES	*-note 4*				
Management fees	*-note 9*		22,500		27,000
Office administration			18,444		14,216
Maintenance and stock exchange fees			12,238		6,673
Professional fees			9,245		9,289
Interest on long-term debt			1,892		3,327
Bookkeeping	*-note 9*		663		3,996
Utilities			104		292
Occupancy costs					3,461
			65,086		68,254
EARNINGS (LOSS) FOR THE PERIOD			(50,086)		(68,254)
RETAINED EARNINGS (DEFICIT), beginning of period			(959,732)		(891,478)
RETAINED EARNINGS (DEFICIT), end of period		$	(1,009,818)	$	(959,732)
EARNINGS (LOSS) PER SHARE		$	(0.005)	$	(0.008)

The accompanying notes are an integral part of these financial statements.

EDWARD A. JAKUBO, CHARTERED ACCOUNTANT

EMERALD ISLE RESOURCES INC.

STATEMENT OF CASH FLOWS

FOR THE FIFTEEN MONTHS ENDED OCTOBER 31, 2001
(with comparative figures for the year ended July 31, 2000)

		2001		2000
CASH GENERATED FROM (USED FOR):				
OPERATING ACTIVITIES				
Earnings (loss) for the period	$	(50,086)	$	(68,254)
Changes in non-cash working capital components				
- accounts receivable		80		(42)
- prepaid expenses		(283)		
- accounts payable		65,065		(68,596)
		14,776		(136,892)
INVESTMENT ACTIVITIES				
Deferred development expenditures		(63,127)		(31,293)
Deferred mineral property expenditures		(32,085)		(41,099)
Mineral property acquisitions		(12,124)		
Capital assets		29,300		31,330
		(78,036)		(41,062)
FINANCING ACTIVITIES				
Advances from related parties		(33,417)		(4,950)
Advances from shareholders		(55,575)		(122,346)
Principal payments on long-term debt		(7,222)		(6,667)
Issuance of common shares		75,000		405,000
Advances to joint venture		(799)		(289)
		(22,013)		270,748
INCREASE (DECREASE) IN CASH		(85,273)		92,794
CASH POSITION, beginning of the period		103,086		10,292
CASH POSITION, end of the period	$	17,813	$	103,086

82-1456

The accompanying notes are an integral part of these financial statements.

EDWARD A. JAKUBO, CHARTERED ACCOUNTANT

NOTES TO THE FINANCIAL STATEMENTS
FOR THE FIFTEEN MONTHS ENDED OCTOBER 31, 2001
(with comparative figures for the year ended July 31, 2000)

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Capitalization policy

The amounts shown for mineral property acquisitions and deferred mineral property expenditures represent costs to date and do not necessarily reflect present or future values.

(b) Depreciation and amortization of capital assets

Capital assets are being depreciated on a declining balance basis at the following rates per annum:

Mill building	4%
Culverts	4%
Milling and processing equipment	20%
Mining equipment	20%
Other equipment and furniture	20%
Computer equipment	30%
Vehicles and moveable equipment	30%

One-half of the above rates is charged in the year of acquisition.

(c) Amortization policy

The mineral property acquisitions and deferred mineral property expenditures are to be amortized over the expected productive life of the projects, on a unit of production basis, once production has commenced or charged to expense in the year if the property is abandoned.

(d) Proportionate interest

The company's proportionate one-third interest in the EcoSource Garnet Inc. joint venture is reflected on a line by line basis. EcoSource Garnet Inc. is engaged in the extraction and milling of garnet in Northern Ontario.

(e) Deferred development costs

The deferred development costs consist of amounts incurred to perform a market analysis for the product offering, to develop customer contacts and to establish/improve the production process at the garnet mill facility under development through the EcoSource Garnet Inc. joint venture.

These costs are to be deferred until the commencement of commercial production. Upon achieving commercial production levels, the deferred development costs are to be amortized on a straight-line basis at the rate of 20% per annum.

2. CAPITAL ASSETS

The company's proportionate one-third interest in the capital assets, valued at cost less accumulated depreciation, consists of:

	Asset at Cost	2001 Accumulated Amortization	2001 Net	2000 Net
Milling & processing equipment	$ 235,889	$ 160,343	$ 75,546	$ 98,536
Mill building	169,748	31,306	138,442	144,210
Mining equipment	2,169	1,458	711	889
Other equipment & furniture	1,878	1,258	620	775
Vehicles & moveable equipment	1,713	1,283	430	537
Computer equipment	1,039	864	175	249
Culverts	444	125	319	347
	$ 412,880	$ 196,637	$ 216,243	$ 245,543

3. DEFERRED MINERAL PROPERTY EXPENDITURES

The deferred mineral property expenditures consist of:

	October 2000	Additions Current period	July 2001
Drilling	$ 366,211	$	$ 366,211
Stripping and trenching	251,849	7,158	259,007
Engineering and consulting	89,496	5,450	94,946
Line cutting, sampling and assays	63,896	5,884	69,780
Equipment rental	50,969	5,027	55,996
Extraction and crushing	22,798	217	23,015
Travel, accommodation and supplies	19,249	8,189	27,438
Safety and environmental	15,000		15,000
Road construction	9,052	160	9,212
Materials shipped to mill	(12,337)		(12,337)
	$ 876,183	$ 32,085	$ 908,268

82-1456

3. DEFERRED MINERAL PROPERTY EXPENDITURES (continued)

The deferred mineral property expenditures, allocated between properties, are as follows:

	2001	2000
Kenty	$ 505,488	$ 505,488
Chester	255,291	250,520
Street (Joint Venture)	133,679	120,175
Meat Cove	3,530	
Weirs Pond	9,216	
St. Stephen	1,064	
	$ 908,268	$ 876,183

Deferred mineral property expenditures totalling $642,978 have been passed on to the shareholders pursuant to three flow through share agreements. The future tax costs to the company of flowing tax benefits through to investors have not been recorded in the accounts.

4. INVESTMENT IN JOINT VENTURES

ECOSOURCE GARNET INC.
The company's proportionate one-third interest in the assets, liabilities, revenue and expense of the EcoSource Garnet Inc. joint venture are reflected as follows:

		October 2001	July 2000
ASSETS			
Accounts receivable		$	$ 170
Prepaid expenses		7,541	7,403
Capital assets	*-note 2*	216,243	245,543
Deferred mineral property acquisitions	*-note 5*	216,913	216,458
Deferred development expenditures	*-note 6*	393,870	330,743
Deferred mineral property expenditures	*-note 3*	133,679	120,175
		968,246	920,492
LIABILITIES			
Accounts payable		55,677	25,981
Loan payable		30,000	37,222
Advances from shareholders		16,053	74,635
Advances from related company		61,099	64,568
		162,829	202,406

4. **INVESTMENT IN JOINT VENTURES** (continued)

	2001	2000
REVENUE		
Interest earned	$ NIL	$ NIL
EXPENSES		
Occupancy		3,461
Interest on long-term debt	1,892	3,327
Professional fees	633	634
Utilities	104	292
Office administration	67	206
	2,696	7,920

The company renounced $259,000 in deferred mineral property expenditures pursuant to flow through agreements. These renounced expenditures pertain to the company's share of expenditures incurred by the joint venture operating in Street Township. The future tax cost to the company of flowing tax benefits through to investors has not been recorded in these financial statements.

1098881 ONTARIO LIMITED
The company is involved in a joint venture agreement with 1098881 Ontario Limited regarding the sixteen patented mining claims in Swayze and Dore Townships, Ontario (see note 5). Under the terms of the agreement, 1098881 Ontario Limited has acquired 70% interest in the property by incurring $627,822 in qualified exploration expenditures.

There have been no further expenditures on the property as at the date of these financial statements.

In addition, 1098881 Ontario Limited must expend $1,000,000 in qualified expenditures over twenty-four months before Emerald Isle Resources Inc. is required to contribute its pro rata share of the expenditures.

82-1456

5. MINERAL PROPERTY ACQUISITIONS

The mineral property acquisitions consist of:

			2001	2000
a)	Chester Property - Porcupine Mining - Division, Ontario Seventeen single unit unpatented mining claims were acquired in 1984 for $10,000 cash, issuance of 150,000 shares and the proposed issuance of up to 50,000 shares subject to approval by the regulatory authorities (see note 7).	$	107,500 $	107,500
b)	Kenty Property - Township of Swayze - District of Sudbury Sixteen single unit patented mining claims were acquired in 1985 for $75,000 cash, issuance of 100,000 shares the proposed issuance of 100,000 shares subject to approval by the regulatory authorities (see note 7).		386,500	386,500
c)	Street Property - Street Township - District of Sudbury Eighteen unpatented mining claims, comprising 52 units have been acquired at a cost of staking of $743 ($288 in 2000) and the issuance of 100,000 shares ($65,000). These eighteen claims were transferred to EcoSource Garnet Inc. on July 30, 1996 (see note 4). An additional five unpatented claims, comprising 23 units, were acquired in 2000 at the cost of staking .		216,913	216,458
d)	Meat Cove - Inverness County - Cape Breton, Nova Scotia The company has obtained in 2001 an option to purchase twenty-four unpatented mining claims under Mining License #00205 upon payment of $170,000. The company has paid $2,015 under the terms of the agreement.		2,015	
e)	Weirs Pond - Central Newfoundland The company has acquired in 2001 thirty five unpatented mining claims under mining lease license #8034M at the cost of staking.		5,409	
f)	St. Stephen - Charlotte, New Brunswick The company has acquired in 2001 nineteen unpatented claims at the cost of staking.		4,245	
		$	722,582 $	710,458

5. MINERAL PROPERTY ACQUISITIONS (continued)

The title to all the mining claims is in good standing.

During the year the joint venture acquired five unpatented mining claims comprising 23 units at the cost of staking.

Under the terms of the Meat Cove claims purchase option, Emerald Isle Resources Inc. must make the following payments in order to acquire its interest in the claims:

$ 4,000.00 on or before August 22, 2002
4,000.00 on or before August 28, 2003
10,000.00 on or before August 28, 2004
25,000.00 on or before August 28, 2005
25,000.00 on or before August 28, 2006
100,000.00 within 180 calendar days after August 28, 2006

In addition, the company must pay a production royalty of $0.25 per tonne mined, payable semi-annually.

During the year the company has granted to a private Ontario-based exploration company the option to acquire an 80% interest in the seventeen unpatented mining claims in Chester Township in consideration of $15,000 and completion of the following payments:

$15,000.00 on or before August 30, 2002
15,000.00 on or before August 29, 2003
15,000.00 on or before August 31, 2004
15,000.00 on or before August 31, 2005

The optionee must also incur $200,000 in qualified exploration expenditures on the property by September 2006. After the option is exercised, the company will form a joint venture with the optionee.

6. FINANCIAL INSTRUMENTS

The carrying value of cash equivalents, accounts receivable, prepaid expenses, other assets, accounts payable, other liabilities, and long-term liabilities reflected in the balance sheets approximates their respective fair values.

7. DEFERRED DEVELOPMENT EXPENDITURES

The company's one third interest in the deferred development expenditures consist of:

	2000	Incurred During year	2001
MILLING OPERATIONS			
Depreciation	$ 171,440	$ 25,197	$ 196,637
Management fees	36,262		36,262
Wages and employee benefits	31,742	634	32,376
Extraction costs of raw materials consumed	14,575		14,575
Consulting	13,887		13,887
Utilities	9,469		9,469
Equipment repairs and maintenance	9,383	589	9,972
Travel and accommodation	2,288		2,288
Freight costs and brokerage fees	1,245		1,245
Supplies	1,114		1,114
Packaging	465		465
Fuel	402		402
	292,272	26,420	318,692
MARKET DEVELOPMENT			
Wages and consulting fees	37,942		37,942
Travel and accommodations	12,827		12,827
Office and general	9,802	708	10,510
Occupancy cost	2,987	35,999	38,986
Advertising	1,516		1,516
Telephone	1,116		1,116
	66,190	36,707	102,897
SALES	(27,719)		(27,719)
NET DEFERRED DEVELOPMENT EXPENDITURES *-note 4*	$ 330,743	63,127	393,870

82-1456

8. CAPITAL STOCK

The authorized capital stock of the company consists of 100,000,000 common shares.

Issued and fully paid

	2001			2000		
	Number of Shares		Amount	Number of Shares		Amount
For cash	6,059,530	$	1,573,184	3,089,530	$	1,168,184
For property	1,100,000		481,500	1,100,000		481,500
For debt settlement	27,145		10,039	27,145		10,039
Flow through shares	1,281,540		901,978	1,281,540		901,978
	8,468,215		2,966,701	5,498,215		2,561,701
Issued during the year						
for cash consideration	750,000		75,000	2,700,000		405,000
for services				270,000		40,500
	9,218,215		3,041,701	8,468,215		3,007,201
Less: share issuance costs						40,500
Balance, end of year	9,218,215	$	3,041,701	8,468,215	$	2,966,701

Pursuant to a property acquisition agreement dated July 1985, the company is to issue 100,000 common shares subject to approval by the regulatory authorities. These shares represent outstanding consideration in the purchase of sixteen patented mining claims in the Township of Swayze.

Pursuant to a property acquisition agreement dated June 1, 1984, the company is to issue 50,000 common shares subject to approval by the regulatory authorities. These shares represent outstanding consideration in the purchase of seventeen unpatented mining claims in Chester Township.

The company may apply to the CDNX for authorization to issue these shares when a work program has been conducted.

During the year the company, pursuant to a private placement agreement, issued 750,000 units at a price of $0.10 per unit. Each unit consists of one common share and of one non-transferable half-share purchase warrant entitling the placee to purchase one additional common share for every two half-share purchase warrants at a price of $0.10 per share. The half-share warrants expire August 28, 2002.

The 2,700,000 half-share purchase warrants issued in August 1999 expired.

8. CAPITAL STOCK (continued)

Warrants Outstanding (October 31, 2001)

750,000 half-share purchase warrants - up to 375,000 common shares may be purchased @ $0.10 per share on or before August 28, 2002.

Options Outstanding (October 31, 2001)

- 469,900 directors options granted June 25, 1999 @ $0.32; expiry date June 25, 2004.
- 100,000 employees options granted October 12, 2001 @ $0.15; expiry date October 12, 2003.

9. RELATED PARTY TRANSACTIONS

During the year, the company made purchases of services from a corporation which is controlled by a director of Emerald Isle Resources Inc. These transactions consist of:

	2001	2000
Office administration	$ 21,162	$ 9,253
Management fees	22,500	27,000
Bookkeeping	663	3,359
Mineral exploration expenditures	63,964	90,532

10. COMPARATIVE FIGURES

During the period the year end of the company was changed to October 31, effective October 31, 2001. Accordingly, comparative figures are not available for a corresponding preceding period and the figures for the year ended July 31, 2000 have been presented.